HOSPITALITY PROPERTIES TRUST

ANNUAL REPORT

HPT
HOSPITALITY PROPERTIES TRUST

THE COMPANY

HOSPITALITY PROPERTIES TRUST is a Maryland real estate investment trust, or REIT, listed on the New York Stock Exchange. Qualification as a REIT under the Internal Revenue Code enables a company to distribute its income to shareholders without federal income tax liability to the company. Hospitality Properties invests in income producing hotel real estate, particularly full service, upscale limited service, extended stay and all-suite hotels. Hospitality Properties had a real estate portfolio at December 31, 2003, totaling $3.2 billion at cost, and consisting of 286 properties located in 38 states. The properties include three Marriott Hotels, Resorts and Suites®, 71 Courtyard by Marriott®, 37 Residence Inn by Marriott®, 12 Prime Hotels and Resorts®, 24 AmeriSuites®, 30 Staybridge Suites®, 76 Candlewood Suites®, 18 Homestead Studio Suites®, 12 TownePlace Suites by Marriott® and two SpringHill Suites by Marriott® hotels. The portfolio provides geographic diversity and market segment diversity as these hotels operate in the full service, upscale limited service, extended stay and all-suite hotel segments. Hospitality Properties has paid cash dividends on a quarterly basis since its formation in 1995.



● *Location of company properties*

HPT
LISTED
NYSE®

The amended and restated declaration of trust establishing Hospitality Properties Trust, a copy of which, together with all amendments thereto, is filed in the State Department of Assessments and Taxation of Maryland, provides that the name "Hospitality Properties Trust" refers to the trustees under that declaration as trustees, but not individually or personally, and that no trustee, officer, shareholder, employee or agent of Hospitality Properties shall be held to any personal liability for any obligation of, or claim against, Hospitality Properties. All persons dealing with Hospitality Properties, in any way, shall look only to the assets of Hospitality Properties for payment of any sum or the performance of any obligation.

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)

	Year Ended December 31,				
	2003	2002	2001	2000	1999
INCOME STATEMENT DATA:					
Total revenues(1)	$ 552,801	$ 348,706	$ 303,877	$ 263,023	$ 237,218
Net income available for common shareholders(1)(2)	223,433	134,630	124,831	119,146	106,823
Calculation of funds from operations:(3)					
Net income available for common shareholders	223,433	134,630	124,831	119,146	106,823
Add: FF&E deposits not in net income(4)	9,769	14,840	14,355	15,284	13,056
Depreciation and amortization	104,807	96,474	91,395	84,303	74,707
Loss on early extinguishment of debt	2,582	1,600	–	–	–
Less: Gain on lease terminations	(107,516)	–	–	–	–
Funds from operations (FFO)	233,075	247,544	230,581	218,733	194,586
Common distributions paid	180,213	179,504	168,447	156,981	147,878
Common distributions as a percent of FFO	77%	73%	73%	72%	76%
PER COMMON SHARE DATA:					
Net income available for common shareholders(1)(2)	$ 3.57	$ 2.15	$ 2.12	$ 2.11	$ 2.03
Funds from operations	3.72	3.96	3.91	3.87	3.70
Common distributions paid(5)	2.88	2.87	2.83	2.78	2.75
Weighted average common shares outstanding	62,576	62,538	58,986	56,466	52,566
BALANCE SHEET DATA (AS OF DECEMBER 31):					
Real estate properties, at cost	$3,179,507	$ 2,762,322	$ 2,629,153	$2,429,421	$ 2,270,630
Total assets	2,761,601	2,403,756	2,354,964	2,220,909	2,194,852
Total borrowings	826,126	473,965	464,781	464,748	414,780
Total shareholders' equity	1,645,528	1,645,020	1,604,519	1,482,940	1,519,715
Borrowings as a percent of real property	26%	17%	18%	19%	18%

(1) For 2003, total revenues and net income available for common shareholders includes gain on lease terminations of $107,516 or $1.72 per common share.

(2) Net income available for common shareholders is net income reduced by preferred distributions.

(3) We compute FFO as shown in the calculation above. Our calculation of FFO differs from the NAREIT definition because we include FF&E deposits not included in net income (see note 4) and exclude loss on early extinguishment of debt not settled in cash and gain on lease terminations (see note 1). We consider FFO to be an appropriate measure of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO provides useful information to investors because by excluding the effects of certain historical costs, such as depreciation expense and losses on early extinguishment of debt, it may facilitate comparison of current operating performance among REITs. FFO does not represent cash generated by operating activities in accordance with generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. FFO is an important factor considered by our board of trustees when determining the amount of distributions to shareholders. Other important factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving bank credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of our future performance.

(4) Some of our leases provide that FF&E reserve escrows are owned by us. Other leases provide that FF&E reserve escrows are owned by the tenants and we have a security and remainder interest in the escrow accounts. When we own the escrow, generally accepted accounting principles require that payments into the escrow be reported as additional rent. When we have a security and remainder interest in the escrow account, deposits are not included in revenue but are included in FFO.

(5) Distributions presented include distributions declared with respect to the period shown. TAXABILITY OF 2003 DISTRIBUTIONS PER SHARE: $2.88 ordinary income and zero return of capital

HOSPITALITY PROPERTIES TRUST

President's Letter to Shareholders

DEAR FELLOW SHAREHOLDER:

In each of the past two years, I have described the impact of weak economic conditions and various world events, including terrorism, war and health concerns, on the U.S. lodging industry and on HPT. We knew at the end of 2002 that 2003 might be another difficult year, but were confident HPT's business strategies would enable it to withstand continued challenges and take advantage of opportunities to continue to grow. The level of business stress endured in 2003 was worse than anticipated, but I believe HPT successfully addressed the challenges it encountered. The following are some of HPT's important accomplishments in 2003.

HPT took advantage of low interest rates to refinance early and extend the maturity of some outstanding term debt. In January 2003, HPT issued $175 million of 6.75% senior unsecured notes due in 2013. In February 2003, HPT prepaid $150 million of 8.5% senior notes due in 2009.

In July, HPT acquired 16 Staybridge Suites hotels for $185 million and entered into a long term management agreement with InterContinental Hotels Group, PLC., or InterContinental. InterContinental has provided HPT a limited guaranty of an owner's priority return of $16.9 million per year.

In October, we entered an agreement with InterContinental to rebrand 15 Summerfield Suites hotels owned by HPT as Staybridge Suites and add these hotels to the operating agreement for the 16 hotels we purchased in July. HPT's owner's priority return was increased to $32.9 million per year, increasing to at least $36.9 million per year starting in 2006. This transaction resolved a lease default by Wyndham International, Inc. which occurred in April 2003.

In July and December 2003, HPT purchased a total of 19 Candlewood Suites hotels for $155 million. In December 2003, InterContinental purchased the Candlewood Suites hotel brand and HPT entered a new management agreement with InterContinental for the 19 Candlewood Suites hotels purchased in 2003 and the 57 Candlewood Suites hotels we previously owned. This transaction resolved uncertainties concerning Candlewood Hotel Company's ability to continue as a going concern.

In September 2003, we again took advantage of low interest rates by issuing $125 million of 6.75% senior notes due 2013. These notes were issued at a discount and the effective interest rate is approximately 6.9%. The proceeds were used to repay borrowings under our revolving credit facility for the Staybridge transaction in July.

In December 2003, we reached agreement with Prime Hospitality Corp., or Prime, for the management of 24 AmeriSuites hotels and the rebranding and management of 12 Wyndham hotels as Prime Hotels and Resorts. The owner's priority payable to HPT under this operating agreement for these 36 hotels of $26 million per year has the benefit of a limited guaranty from Prime. This transaction resolved lease defaults by Wyndham and Prime during 2003.

As a result of the activity noted above, approximately 51% of HPT's hotel investments are managed by Marriott International and 34% are managed by InterContinental. Both InterContinental and Marriott have investment grade ratings and each is among the five largest hotel companies in the world. HPT is also investment grade rated, and we are pleased we were able to address the challenges of 2003 without losing those ratings.

We are especially proud that HPT was able to manage through 2001, 2002 and 2003 without reducing its common share dividends.

During 2003, there were changes in our management team. In August, William J. Sheehan resigned as a trustee of HPT to join Reit Management & Research, LLC, or RMR, HPT's investment manager, to supervise RMR's internal audit and various corporate governance functions. Frank J. Bailey was elected as trustee to fill the vacancy on our board. In December, Thomas M. O'Brien, our executive vice president, resigned to take management responsibility for a new closed end REIT mutual fund sponsored by RMR. I want to thank both Bill and Tom for their years of valuable service at HPT. Their continuing roles at RMR means that they remain available for counsel on HPT matters.

As 2004 begins, there are early signs of a general economic recovery. The amount of new hotel construction has been low for the past two years and some analysts believe it may remain low for another year or two. Recent improvements in hotel occupancy and revenue per available room increases are also encouraging. It appears that business travel, a key factor necessary for sustained improvement for the lodging sector, is increasing. We believe HPT is well positioned to participate in this possible recovery. We own a large, geographically diverse portfolio of 286 hotels, all of which are operated by experienced hotel managers who own the hotel brands. Moreover, we believe HPT has the financial flexibility to take advantage of investment opportunities which may arise.

On behalf of HPT's entire management team, thank you for your continued support.

Sincerely,

John G. Murray

John G. Murray
President
March 17, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

of financial condition and results of operations

OVERVIEW

The following information should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report.

HOTEL INDUSTRY CONDITIONS

As a result of terrorism concerns, the war with Iraq and the impact of a recessionary economy, the U.S. hotel industry has experienced significant declines in occupancy, revenues and profitability since 2001. These declines primarily arose from reduced business travel. During 2003, most of our hotel operators reported declines in the operating performance of our hotels versus 2002. As described below, during 2003 tenants under three leases for an aggregate of 51 hotels failed to pay rents due to us. We have subsequently entered new long term operating agreements for these hotels. Under these new agreements we expect our future income and cash flows from the 51 hotels will be less than the rents we previously received. All of our operating agreements contain security features, such as security deposits and in certain instances, guarantees, which are intended to protect payment of minimum rents and owner's priority returns to us. However, the effectiveness of these various security features to provide uninterrupted payments to us is not assured, particularly if the current hotel industry operating conditions continue at depressed levels for extended periods. If additional tenants, hotel operators or guarantors default in their payment obligations to us, our revenues and cash flows may decline further.

2003 DEVELOPMENTS

(dollar amounts in thousands, except per share amounts)

Acquisition of Staybridge Suites by Holiday Inn®. On July 1, 2003, we purchased 16 Staybridge Suites® for $185,000 from InterContinental. We simultaneously leased these hotels to our taxable REIT subsidiary, or TRS, which entered into a long term management agreement with a subsidiary of InterContinental to operate the hotels. Under this agreement InterContinental agreed to pay us minimum annual returns of $16,872 per year until 2023, plus additional returns based upon the gross revenues and net cash flows realized at these hotels.

Acquisition of Candlewood Suites®. On July 21, 2003, we purchased seven Candlewood Suites® hotels from Candlewood Hotel Company, Inc., or Candlewood, for $65,000. Simultaneous with this purchase, we added these seven hotels to our existing lease for 57 Candlewood Suites® hotels with Candlewood. When these hotels were added to this existing lease, the rent payable by Candlewood to us was increased by $6,500 per year, plus a percentage of hotel operating revenues in excess of negotiated amounts.

Agreement with InterContinental regarding Summerfield hotels. On April 1, 2003, Wyndham International, Inc., or Wyndham, defaulted on its lease for 15 Summerfield Suites by Wyndham® hotels we own. Shortly thereafter we terminated Wyndham's occupancy and engaged Candlewood to manage the hotels on an interim basis. On September 18, 2003, we entered an agreement with InterContinental to manage and rebrand these 15 hotels. On October 6, 2003, InterContinental began to manage the hotels and 14 of the hotels were rebranded as Staybridge Suites by Holiday Inn®. One hotel continues to be operated as a Summerfield Suites by Wyndham® hotel and we expect it will be rebranded under a different InterContinental brand or sold. This agreement provides that we will be paid a priority owner's return of $20,000 per year, plus percentage participations in hotel operating revenues in excess of negotiated amounts. InterContinental has provided a limited guarantee of our priority return of $16,000 per year until December 31, 2005 and $20,000 per year thereafter. As part of this agreement, we will fund $20,000 for rebranding costs and deferred capital improvements and InterContinental will provide us with a deposit of $20,000 to secure its obligations under its management agreement and guarantee; as of December 31, 2003, $10,000 of these fundings occurred and the balance is expected to take place over the next two years. The management agreement for our 16 Staybridge Suites by Holiday Inn® managed by InterContinental described above was amended to include these 15 hotels. The combined agreement for these 31 hotels has an initial term expiring in 2023 and InterContinental has two renewal options for 12.5 years each thereafter.

Agreement with Prime Hospitality Corp. On April 1, 2003, Wyndham defaulted on its lease for 12 Wyndham® hotels we own. Shortly thereafter we terminated Wyndham's occupancy and engaged Crestline Hotels and Resorts, Inc. to manage the hotels on an interim basis.

On July 1, 2003, Prime defaulted on its lease for 24 AmeriSuites® hotels that we own. Subsequent to its default, Prime continued to manage the hotels while we held discussions with Prime and others concerning the long term operations of these hotels. On December 9, 2003, we entered into an agreement with Prime for the management of all 36 of these hotels (the 12 Wyndham® hotels and 24 AmeriSuites® hotels). This agreement provides that our 12 Wyndham® hotels will be rebranded as Prime℠ Hotels and Resorts and that our 24 AmeriSuites® hotels will remain branded as AmeriSuites®. This agreement also provides that Prime will pay us an owner's priority return of $26,000 per year plus 50% of cash flow after payment of operating costs, payment of our priority return, funding the FF&E reserve and reimbursement of working capital and guaranty advances, if any. Prime has provided a limited guarantee of our priority return of $26,000 per year. As part of this agreement, we agreed to fund $25,000 for rebranding costs and other capital improvements. As of December 31, 2003, $10,000 of funding has occurred and the balance is expected to take place during the next two years. This agreement has an initial term expiring in 2018 and Prime has two consecutive renewal options for 15 years each thereafter. This agreement was effective January 1, 2004, with respect to the 24 AmeriSuites® hotels and was effective for the 12 Prime℠ Hotels & Resorts on February 1, 2004. Upon effectiveness of our management agreement with Prime on January 1, 2004, we settled all our outstanding claims with Prime arising from its lease default, including our retention of the security, guarantee and FF&E reserve deposits totaling approximately $46,346. This agreement requires that $6,719 of the security deposit be applied to pay the difference between Prime's contractual rent obligations and the cash rent received from Prime from July 1, 2003 to December 31, 2003; and this amount was recorded as rental income in the 2003 fourth quarter. Pursuant to generally accepted accounting principles, the balance of the retained deposits and the value of other property received from Prime, totaling approximately $40,943, will be amortized into our income during the initial term of Prime's new management contract for the affected hotels.

MANAGEMENT'S DISCUSSION AND ANALYSIS

of financial condition and results of operations

Agreements with Candlewood and InterContinental. On December 31, 2003, we completed several previously announced agreements for the termination of our lease with Candlewood for 64 Candlewood Suites® hotels, our acquisition of 12 Candlewood Suites® hotels from Candlewood for $90,000, and management of our 76 Candlewood Suites® hotels by InterContinental. Simultaneously with the closing of these transactions, InterContinental purchased the rights to the "Candlewood Suites®" brand from Candlewood. Our agreement with InterContinental provides for a priority owner's return to us of $60,000 per year. InterContinental has provided a limited guarantee of our priority return up to $50,000 per year. As part of this agreement we funded an escrow account with $15,000 for the cost of converting to InterContinental operating systems and hotel capital improvements during the next two years. This agreement has an initial term expiring in 2028 and InterContinental has two consecutive renewal options for 15 years each thereafter. In connection with Candlewood's release from its lease obligations, we retained a security deposit and capital improvements escrow totaling approximately $46,196 plus certain improvements to our properties which had been purchased by Candlewood. We recorded a $49,649 million gain on lease termination as a result of this transaction in the 2003 fourth quarter.

Wyndham Settlement. On December 22, 2003, we entered an agreement with Wyndham settling all outstanding claims arising from its lease defaults discussed above. This agreement provided for our retention of security and capital reserve deposits totaling approximately $40,808 plus certain improvements to our properties which had been purchased by Wyndham, payment by Wyndham to us of $4,500 in cash and other matters. We recorded a $57,867 gain in the 2003 fourth quarter in connection with this settlement.

LEASES AND MANAGEMENT AGREEMENTS

As of January 1, 2004, each of our 286 hotels is included in one of eight combinations of hotels which is either leased to one of our wholly-owned taxable REIT subsidiaries, or TRS, and managed by an independent hotel operating company or leased to a third party. At January 1, 2004, we have 171 managed hotels and 115 leased hotels. Our consolidated income statement includes hotel operating revenues and expenses of our managed hotels, and only rental income for leased hotels. Additional information regarding the terms of our leases and management agreements is included in the table on pages 12 and 13.

RESULTS OF OPERATIONS

(dollar amounts in thousands, except per share amounts)

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Total revenues were $552,801 for 2003, a 58.5% increase over revenues of $348,706 for 2002. This increase is primarily due to an increased number of managed hotels and the $107,516 of gains recorded on lease terminations described above.

Rental income was $217,253, a 12.2% decrease from $247,488 for 2002. This decrease is due primarily to the elimination of $29,982 of rental income in 2003 for the 27 hotels previously leased to Wyndham which began to be managed by third parties in April and May 2003, and the replacement of $8,369 of rental income from subsidiaries of Marriott with hotel operating revenues and expenses for 12 hotels which were converted from leased to managed hotels during 2002 and 2003. These decreases were partially offset by rental income resulting from our acquisition of 21 Candlewood hotels in April 2002 and seven Candlewood hotels in July 2003, and from returns from our funding of improvements at certain of our leased hotels during 2002 and 2003.

FF&E reserve income represents amounts paid by our tenants into restricted accounts owned by us, the purpose of which is to accumulate funds for future capital expenditures. The terms of our leases require these amounts to be calculated as a percentage of total sales at our hotels. The FF&E reserve income was $18,335 for 2003, a 15.1% decrease from FF&E reserve income of $21,600 for 2002. This decrease is due primarily to reduced levels of hotel sales attributable to the general slowdown of business travel across the United States and the lease defaults described above. Part of this decrease is also due to activities related to the 12 Marriott hotels which were leased and began to be managed at various times during 2002 and 2003, as discussed above. The amounts which are escrowed as FF&E reserves for our managed hotels are not separately stated in our consolidated statement of income.

Our managed hotels had operating revenues of $209,299 during the 2003 period for which they were managed, a 163.8% increase over hotel operating revenues of $79,328 in 2002. Our managed hotels also had operating expenses of $145,863 during the 2003 period for which they were managed, a 188.8% increase over hotel operating expenses of $50,515 in 2002. The increases in hotel operating revenues and expenses were caused by the increase in the number of managed hotels in 2003 due to: (i) the initiation of new management agreements in April and May 2003 for the 27 hotels previously leased to Wyndham; (ii) our July 2003 acquisition of 16 hotels and the initiation of a management agreement for these hotels; and (iii) the 12 Marriott hotels converted from leased to managed hotels during 2002 and 2003.

Hotel operating revenues of our 71 managed hotels at December 31, 2003, were $298,522 for 2003, a decrease of 1.9% from hotel operating revenues of $304,412 in 2002 (including revenues which relate to periods prior to our ownership of some of these hotels and for periods when some of the hotels were leased from us by third parties) due primarily to a 0.6% decline in revenue per available room, or RevPAR. This decrease is attributable primarily to the general slowdown of business travel in the United States and the impact of changes in management of some of our hotels resulting from the Wyndham lease defaults. Hotel operating expenses for these hotels were $208,890 in 2003, a 3.2% increase from hotel operating expenses of $202,502 in 2002 (including expenses which relate to periods prior to our ownership of some of these hotels and for periods when some of the hotels were leased from us by third parties). This increase is due primarily to higher wage and benefits costs. Our managed hotels had net operating results that were $6,922 in 2003 and $5,822 in 2002 less than the minimum returns due to us. These amounts have been reflected in our statement of income as a net reduction to hotel operating expenses in each year because they were funded by our managers.

We expect further declines in rental income and FF&E reserve income and increases in hotel operating revenues and expenses in 2004 due to the termination of our leases with Prime and Candlewood and our new management agreements for these hotels as described above. In addition, seven hotels currently leased by Marriott will begin to be leased to our TRS and operated by Marriott from time to time prior to June 30, 2004.

Interest income was $398 for 2003, a 37.2% increase from interest income of $290 for 2002. This increase was due to a higher average cash balance, offset to some extent by a lower average interest rate during 2003.

We recorded a gain of $107,516 in 2003 due to the termination of our leases with Wyndham and Candlewood as described above.

Total expenses were $314,588 for 2003, a 52.3% increase over total expenses of $206,504 for 2002. The increase is due primarily to our recognition of hotel operating expenses for a larger number of managed hotels in 2003 than in 2002 as discussed above, and increases in other expenses arising from our additional hotel investments during 2002 and 2003.

Interest expense for 2003 was $44,536, a 5.0% increase over interest expense of $42,424 for 2002. The increase was primarily due to higher average borrowings, partially offset by a lower weighted average interest rate during 2003.

Depreciation and amortization expense was $104,807 for 2003, an 8.6% increase over depreciation and amortization expense of $96,474 for 2002. This increase was due principally to the impact of the depreciation of 23 hotels acquired in July of 2003 and the 21 hotels acquired in April 2002, capital improvements we funded at 36 of our Courtyard by Marriott® hotels, as discussed below, and the impact of the acquisition of depreciable assets during 2002 and 2003 purchased with funds from FF&E reserve accounts owned by us and other funds.

General and administrative expense was $16,800 for 2003, an 8.5% increase from general and administrative expense of $15,491 in 2002. This increase is due principally to the impact of additional hotel investments during 2002 and 2003.

We recorded expenses on the early extinguishment of debt of $2,582 and $1,600, on February 18, 2003 and July 18, 2002, respectively, to write-off the unamortized deferred financing costs associated with $150,000 and $115,000, respectively, of senior notes we redeemed.

Net income was $238,213 for 2003, a 67.5% increase over net income of $142,202 for 2002. Net income available for common shareholders was $223,433 for 2003, or $3.57 per share, a 66.0% increase, over net income available for common shareholders of $134,630, or $2.15 per share, for 2002. These increases were primarily due to the gain on lease terminations recorded in 2003, and the other investment and operating activity discussed above.

Cash flow from operations was $219,405 in 2003, a 4.3% increase from $210,245 in 2002 primarily due to the impact of changes in working capital. Cash used in investing activities was $371,610 in 2003, a 161.1% increase from $142,311 in 2002, primarily because we purchased a greater number of hotels in 2003. Cash provided by financing activities was $151,296 in 2003, a 251.9% increase over cash used in financing activities of $99,559 in 2002, primarily because of increased borrowings to fund our hotel acquisitions, offset partially by our preferred equity issuance in 2002 and increased distributions on common and preferred shares in 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Total revenues were $348,706 for 2002, a 14.8% increase over revenues of $303,877 for 2001. This increase is primarily due to an increase in the number of managed hotels and our hotel acquisitions.

Rental income was $247,488 for 2002, a 3.0% increase from $240,290 for 2001. This increase is a result of our acquisition of 21 hotels in April 2002, partially offset by the replacement of $7,468 of rental income from Marriott in 2001 with hotel operating revenues and expenses for 12 hotels which were converted from leased to managed hotels during 2001 and 2002.

FF&E reserve income was $21,600 for 2002, a 12.4% decrease from FF&E reserve income of $24,652 for 2001. This decrease is due primarily to reduced levels of hotel sales attributable to the general slowdown of business travel in the United States described above, offset somewhat by a scheduled increase in the applicable percentage used to calculate FF&E reserves at some of our hotels. Part of this decrease is also due to activities related to the 14 Marriott hotels which were leased and began to be managed at various times during 2001 and 2002. The revenues which are escrowed as FF&E reserves for hotels leased by our TRS are not separately stated in our consolidated statements of income.

Our managed hotels had operating revenues of $79,328 during the 2002 period for which they were managed, a 108.9% increase over hotel operating revenues of $37,982 in 2001. Our managed hotels also had operating expenses of $50,515 during the 2002 period for which they were managed, a 107.2% increase over hotel operating expenses of $24,375 in 2001. The increases in hotel operating revenues and expenses were caused by the increase in the number of managed hotels during 2002 due to the 12 Marriott hotels converted from leases to management agreements during 2001 and 2002 and the four hotels we acquired from Marriott in 2001 which were also managed by them.

Hotel operating revenues at our 18 managed hotels at December 31, 2002, were $84,476 for 2002, a decrease of 1.6% from hotel operating revenues of $85,841 in 2001 (including revenues which relate to when some of the hotels were leased from us by third parties) due primarily to a 3.4% decline in RevPAR. This decrease is attributable primarily to the general slowdown of business travel across the United States. Hotel operating expenses for these hotels were $55,659 in 2002, a 2.3% increase from hotel operating expenses of $54,405 in 2001 (including expenses which relate to periods when some of the hotels were leased from us by third parties). This increase is due primarily to higher wage and benefits costs. Our managed hotels had net operating results that were $5,822 in 2002 and $1,957 in 2001 less than the minimum returns due to us. These amounts have been reflected in our statement of income as a net reduction to hotel operating expenses in each year because they were funded by our manager.

Interest income was $290 for 2002, a 69.6% decrease from interest income of $953 for 2001. This decrease was due to a lower average cash balance and a lower average interest rate during 2002.

Total expenses were $206,504 for 2002, a 20.1% increase over total expenses of $171,921 for 2001. The increase is due primarily to our recognition of hotel operating expenses for a larger number of managed hotels in 2002 than in 2001, and increases in other expenses arising from our additional hotel investments during 2001 and 2002.

Interest expense for 2002 was $42,424, a 2.7% increase over interest expense of $41,312 for 2001. The increase was primarily due to higher average borrowings partially offset by a lower weighted average interest rate during 2002.

Depreciation and amortization expense was $96,474 for 2002, a 5.6% increase over depreciation and amortization expense of $91,395 for 2001. This increase was due principally to the impact of the depreciation of 21 hotels acquired in April 2002, and the impact of the purchase of depreciable assets during 2001 and 2002 with funds from FF&E reserve accounts owned by us.

General and administrative expense was $15,491 for 2002, a 4.4% increase from general and administrative expense of $14,839 in 2001. This increase is due principally to the impact of additional hotel investments during 2001 and 2002.

In 2002, we recognized an expense on the early extinguishment of debt of $1,600 to write-off the unamortized deferred financing costs associated with $115,000 of senior notes we redeemed on July 18, 2002.

Net income was $142,202 for 2002, a 7.8% increase over net income of $131,956 for 2001. Net income available for common shareholders was $134,630 for 2002, or $2.15 per share, a 7.8% increase, or 1.4% on a per share basis, over net income available for common shareholders of $124,831, or $2.12 per share, for 2001. These increases resulted from the investment and operating activity discussed above.

Cash flow from operations was $210,245 in 2002, a 2.4% increase from $205,362 in 2001 primarily due to the impact of new hotel investments in 2001 and 2002. Cash used in investing activities was $142,311 in 2002, a 20.6% decrease from $179,193 in 2001, primarily because we purchased fewer hotels in 2002 than in 2001. Cash used in financing activities was $99,559 in 2002, a 743.1% increase over $11,808 in 2001, primarily because of lower equity issuances in 2002 and increased distributions to shareholders.

LIQUIDITY AND CAPITAL RESOURCES

(dollar amounts in thousands, except per share amounts)

Our Tenants and Operators

As of January 1, 2004, all 286 of our hotels are operated under leases or management agreements that provide for minimum rents or returns to us. All costs of operating and maintaining our hotels are paid by the third party hotel tenants for their own account or by third party hotel managers as agent for us. These third parties derive their funding for hotel operating expenses, FF&E reserves, and rents and returns due us generally from hotel operating revenues and, to the extent that these parties fund our minimum rents and returns under their guarantees to us, from their separate resources.

We define coverage for each of our eight combination hotel leases or management agreements as total hotel sales minus all expenses which are not subordinated to minimum payments to us and the required FF&E reserve contributions, divided by the aggregate minimum payments to us. More detail regarding coverage, guarantees and other security features of our agreements is presented in the table on pages 12 and 13. Assuming our operating agreements as of January 1, 2004, had been in place, five of our eight hotel combinations, representing 201 hotels, would have generated coverage of at least 1.0x during 2002, and four hotel combinations, representing 125 hotels, would have generated coverage of at least 1.0x during 2003. Two hundred fifteen (215) hotels we own in six combinations, 76% of our total investments, at cost, are operated under leases or management agreements which are subject to full or limited guarantees. These guarantees may provide us with continued payments if combined total hotel sales less total hotel expenses and required FF&E reserve payments fail to equal or exceed amounts due to us. Our tenants and managers or their affiliates may also supplement cash flow from our hotels in order to make payments to us and preserve their rights to continue operating our hotels. Guarantee or supplemental payments to us, if any, made under any of our leases or management agreements, do not subject us to repayment obligations but, under some of our agreements, these guarantee or supplemental payments may be recovered by the third party tenant or operator from the future cash flows from our hotels after our future minimum rents and returns are paid. As of December 31, 2003, all payments due, including those payments due under leases or operating agreements whose hotels have generated less than 1.0x coverage during 2003, are current. However, the effectiveness of our various security features to provide uninterrupted payments to us is not assured, particularly if travel patterns continue at depressed levels for extended periods. Some of our leases and guarantees require our tenants, subtenants and guarantors to maintain minimum net worths, as defined in the agreements. On February 26, 2004, Barcelo Crestline wrote to us that its subsidiary which is our tenant for 19 hotels is not in compliance with the net worth requirements of its lease. Payments to us under this lease are guaranteed by Marriott pursuant to a limited funding obligation, and, as of December 31, 2003 and through March 9, 2004, these rent payments are current. Accordingly, we have notified Barcelo Crestline that we will take no action to default this lease at this time provided no other event of default occurs. If our tenants, hotel managers or guarantors default in their payment obligations to us, our revenues will decline and our ability to continue to make distributions to our shareholders will be jeopardized.

MANAGEMENT'S DISCUSSION AND ANALYSIS

of financial condition and results of operations

Our Operating Liquidity and Capital Resources

Our principal source of funds for current expenses and distributions to shareholders are rents from our leased properties and minimum returns from our managed hotels. Minimum rents and minimum returns are received from our tenants and managers monthly and percentage rents and returns are received either monthly or quarterly. This flow of funds has historically been sufficient for us to pay our operating expenses, interest and distributions. We believe that our operating cash flow will be sufficient to meet our operating expenses, interest and distribution payments for the foreseeable future.

We maintain our status as a REIT under the Internal Revenue Code by meeting certain requirements. As a REIT, we do not expect to pay federal income taxes on the majority of our income. In 1999 federal legislation known as the REIT Modernization Act, or RMA, was enacted and became effective on January 1, 2001. The RMA, among other things, allows a REIT to lease hotels to a TRS if the hotel is managed by an independent third party. The income realized by our TRS in excess of the rent it pays to us is subject to income tax at corporate tax rates. As and if the financial performance of the hotels operated for the account of our TRS improves, these taxes may become material, but the anticipated taxes are not material to our consolidated financial results at this time.

Our Investment and Financing Liquidity and Capital Resources

Various percentages of total sales at most of our hotels are escrowed as reserves for future renovations and refurbishment, or FF&E reserves. As of December 31, 2003, there was approximately $56,639 on deposit in these escrow accounts, of which $55,755 was held directly by us and reflected on our balance sheet as restricted cash. The remaining $884 is held in accounts owned by our tenants and is not reflected on our balance sheet. We have security and remainder interests in the accounts owned by our tenants. During 2003, $22,679 was contributed to these accounts and $53,337 was spent from these accounts to renovate and refurbish our hotels.

In order to fund acquisitions and to accommodate occasional cash needs that may result from timing differences between the receipt of rents and returns and the need to make distributions or pay operating expenses, we maintain a revolving credit facility with a group of commercial banks. Our credit facility matures in June 2005 and may be extended at our option to June 2006 upon our payment of an extension fee. Borrowings under the credit facility can be up to $350,000 and the credit facility includes a feature under which the maximum amount available for borrowing may be expanded to $700,000, in certain circumstances. Borrowings under our credit facility are unsecured. Funds may be drawn, repaid and redrawn until maturity, and no principal repayment is due until maturity. Interest on borrowings under the credit facility is payable at a spread above LIBOR (2.5% per annum at December 31, 2003). As of December 31, 2003, we had $201,000 outstanding on our facility.

At December 31, 2003, we had $6,428 of cash and cash equivalents and $149,000 available on our revolving credit facility. We expect to use existing cash balances, borrowings under our credit facility or other lines of credit and net proceeds of offerings of equity or debt securities to fund future property acquisitions.

At December 31, 2003, we had no commitments to purchase additional properties. However, we expect to make improvements and finish a modernization program at 36 of our Courtyard by Marriott® hotels. These hotels contain 5,228 rooms, representing 51% of the total Courtyard by Marriott® rooms that we own. Upon completion, approximately $28,410 of the estimated $53,460 cost for this project will have been funded with amounts on deposit in FF&E reserve accounts. During 2003, we funded the additional $25,050 of costs with cash on hand or borrowings under our credit facility. The remaining costs of $2,846 are expected to be funded from the FF&E reserve accounts during the first half of 2004. Our minimum annual rent for these hotels increased by 10% of the amount we funded in addition to the FF&E reserve funding.

We have also committed to fund improvements at 18 of our Residence Inn by Marriott® hotels. These hotels contain 2,178 rooms, representing 46% of the total Residence Inn by Marriott® rooms that we own. Upon completion, approximately $3,192 of the estimated $8,062 cost for this project will have been funded with amounts on deposit in FF&E reserve accounts. During 2003, we funded $3,275 of the additional costs and expect to fund the remaining $1,595 in 2004 with existing cash balances or borrowings under our credit facility. Our minimum annual rent for these hotels increases by 10% of the amount we fund in addition to the FF&E reserve funding.

Pursuant to the agreement we entered with InterContinental on September 18, 2003, for management of 15 hotels, we agreed to fund $20,000 for rebranding costs and other capital improvements during the next two years. As part of this agreement, InterContinental will provide us with a $20,000 deposit to secure its obligations under the management agreement that we will not escrow. As of December 31, 2003, $10,000 of these fundings have occurred and the balance is expected to take place over the next two years.

Pursuant to the agreement we entered with Prime on December 9, 2003, for management of 36 hotels, we agreed to fund $25,000 for rebranding costs and other capital improvements during the next two years. As of December 31, 2003, $10,000 of funding has occurred and the balance is expected to take place during the next two years.

On January 24, 2003, and September 9, 2003, we issued $175,000 and $125,000, respectively, of 6.75% senior notes due 2013. Net proceeds after underwriting and other offering expenses were $172,578 and $121,542, respectively. On February 18, 2003, we redeemed at par plus accrued interest, all $150,000 of our outstanding 8.5% senior notes due 2009.

Our term debt maturities (other than our revolving credit facility) are as follows: $150,000 in 2008; $50,000 in 2010; $3,272 in 2011; $125,000 in 2012 and $300,000 in 2013. As of December 31, 2003, we had one mortgage note we assumed in connection with our acquisition of a hotel with a principal balance of $3,881. This mortgage note requires monthly payments of principal and interest and is expected to have a principal balance of $3,272 at maturity in 2011. None of our other debt obligations require principal or sinking fund payments prior to their maturity date.

On December 18, 2003, a distribution of $0.72 per common share was declared with respect to fourth quarter 2003 results and was paid to shareholders on January 30, 2004, using cash on hand and borrowings under our bank credit facility

On February 23, 2004, we sold 4,000,000 of our common shares of beneficial interest at $43.93 per share in a public offering. On March 8, 2004, we sold an additional 600,000 common shares of beneficial interest at $43.93 per share pursuant to an over allotment option granted to the underwriters. Net proceeds, from both these sales, after underwriting and other offering expenses, were $192,684. These proceeds were used to reduce borrowings outstanding under our revolving credit facility.

On March 10, 2004, we announced that we will redeem all of our outstanding 9½% Series A cumulative redeemable preferred shares at the stated liquidation preference price of $25 per share plus accrued and unpaid dividends. This redemption is expected to occur on or about April 12, 2004. We expect to fund this redemption with borrowings under our revolving credit facility.

When amounts are outstanding on our revolving credit facility and, as the maturity dates of our credit facility and term debt approach over the longer term, we will explore alternatives for the repayment of amounts due. Such alternatives in the short term and long term may include incurring additional long term debt and issuing new equity securities. As of December 31, 2003, we had $2,288,750 available on our shelf registration. This amount was reduced by our February and March 2004 sales of common shares and after completion of these transactions we had $2,086,672 available on our shelf registration. An effective shelf registration allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for securities offered by us. Although there can be no assurance that we will consummate any debt or equity security offerings or other financings, we believe we will have access to various types of financing, including investment grade debt or equity securities offerings, with which to finance future acquisitions and to pay our debt and other obligations.

As of December 31, 2003, our contractual obligations were as follows:

		Payment due by period			
	Total	Less than 1 year	1-3 years	3-5years	More than 5 years
Long-Term Debt Obligations	$ 829,881	$ 60	$ 201,136	$ 161	$628,524
Ground Lease Obligations[(1)]	20,205	1,119	2,237	2,237	14,612
Total	$ 850,086	$ 1,179	$ 203,373	$ 2,398	$643,136

(1) *Nine of our hotels are on leased land. In each case the ground lessors are unrelated to us. Generally, payment of ground lease obligations are made by our tenants or managers. However, if a tenant or manager fails to perform obligations under a ground lease or elects not to renew any ground lease, we might have to perform obligations under the ground lease or renew the ground lease in order to protect our investment in the affected hotel.*

Debt Covenants

Our debt obligations at December 31, 2003, were our revolving credit facility, our $625,000 of publicly issued term debt and our $3,881 mortgage note. Our public debt is governed by an indenture. This indenture and related supplements and our credit facility agreement contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties in excess of calculated amounts, require us to maintain a minimum net worth, restrict our ability to make distributions under certain circumstances and require us to maintain other ratios. As of December 31, 2003, we were in compliance with all of our covenants under our indenture and its supplements and our credit agreement.

Neither our indenture and its supplements nor our bank credit facility contain provisions for acceleration which could be triggered by our debt ratings. However, under our revolving credit agreement, our senior debt rating is used to determine the fees and interest rate applied to borrowings.

Our public debt indenture and its supplements contain cross default provisions to any other debts of $20 million or more. Similarly, a default on our public debt indenture would be a default on our revolving credit facility.

As of December 31, 2003, we had no commercial paper, derivatives, swaps, hedges, guarantees, joint ventures or partnerships. As of December 31, 2003, our secured debt obligations were limited to one mortgage note of $3,881 secured by a single property. None of our debt documentation requires us to provide collateral security in the event of a ratings downgrade.

Related Party Transactions

We have an agreement with RMR to provide investment, management and administrative services to us. RMR is beneficially owned by Barry M. Portnoy and Gerard M. Martin, each a managing trustee and member of our board of trustees. This agreement is subject to the annual review of our independent trustees. Each of our executive officers is also an officer of RMR. Our independent trustees, including all of our trustees other than Messrs. Portnoy and Martin, review our contract with RMR at least annually and make determinations regarding its negotiation, renewal or termination. Any termination of our contract with RMR would cause a default under our bank credit facility, if not approved by a majority of lenders. Our current contract term with RMR expires on December 31, 2004. RMR is compensated at an annual rate equal to 0.7% of our average real estate investments, as defined, up to the first $250 million of such investments and 0.5% thereafter plus an incentive fee based upon increases in cash available for distribution per share, as defined. The incentive fee payable to RMR is paid in our common shares.

In October 2003, we entered into an agreement between us and HRPT, pursuant to which we agreed to file a registration statement with respect to our shares held by HRPT and use reasonable efforts to effect the registration of those shares. HRPT paid the expenses of this registration. The registration statement became effective October 24, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS

of financial condition and results of operations

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are those that have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and assessments are consistently applied and produce financial information that fairly presents our results of operations. Our three most critical accounting policies concern our investments in hotels and are as follows:

Classification of Leases. Certain of our hotel investments are leased on a triple net basis, pursuant to non-cancelable, fixed term, operating leases. Each time we enter a new lease or materially modify an existing lease we evaluate its classification as either a capital lease or operating lease. The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenue. These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a leased hotel, discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases.

Allocation of Purchase Price and Recognition of Depreciation Expense. The acquisition cost of each hotel investment is allocated to various property components such as land, buildings and improvements, and each component generally has a different useful life. For hotels acquired subsequent to June 1, 2001, the effective date of Statement of Financial Accounting Standards No. 141, Business Combinations, we allocate the value of real estate acquired among building, land, furniture, fixtures and equipment, and, if applicable, the value of in-place leases, the fair market value of above or below market leases and customer relationships. Acquisition cost allocations and the determination of the useful lives are based on management's estimates or, under some circumstances, studies commissioned from independent real estate appraisal firms. We compute related depreciation expense using the straight line method over estimated useful lives of up to 40 years for buildings and improvements, and up to 12 years for personal property. The value of intangible assets is amortized over the term of the respective lease. The allocated cost of land is not depreciated. Inappropriate allocation of acquisition costs or incorrect estimates of useful lives could result in depreciation and amortization expenses which do not appropriately reflect the allocation of our capital expenditures over future periods required by generally accepted accounting principles.

Impairment of Assets. We periodically evaluate our hotel investments for impairment indicators. These indicators may include weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life or market or industry changes that could permanently reduce the value of our investments. If indicators of impairment are present, we evaluate the carrying value of the related hotel investment by comparing it to the expected future undiscounted cash flows to be generated from that hotel. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to the present value of these expected future cash flows. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future tenant profitability, market or industry factors differ from our expectations we may record an impairment charge which is inappropriate or fail to record a charge when we should have done so, or the amount of such charges may be inaccurate.

Variable Interest Entities. In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*, or FIN 46, that was effective for all enterprises with variable interest entities created after January 31, 2003. In December 2003, FASB issued a revised FIN 46, which provided for the deferral of the effective date of the interpretation to January 1, 2004, for variable interest entities created prior to January 31, 2003. Under FIN 46, if an entity is determined to be a variable interest entity, it must be consolidated by the primary beneficiary. The primary beneficiary is the enterprise that absorbs the majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both. Generally, expected losses and expected residual returns are the expected negative and positive variability, respectively, in the fair value of the variable interest entities net assets. When our TRS enters a new operating agreement or materially modifies an existing operating agreement we are required to assess if we are or continue to be the primary beneficiary. This assessment requires us to make estimates of the future cash flows of our TRS. Incorrect assumptions or estimates of, among other things, occupancy, average daily room rate and operating expenses of our hotels may result in an inaccurate determination of the primary beneficiary. We did not deconsolidate any previously consolidated entity as a result of adopting FIN 46 in 2003. In the first quarter of 2004, we will be required to complete our FIN 46 valuation of two additional TRS entities that we currently consolidate.

These policies involve significant judgments based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual values, the ability of our tenants and operators to perform their obligations to us, and the current and likely future operating and competitive environments in which our hotels operate. In the future we may need to revise our assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense related to hotels we own, result in the classification of our leases as other than operating leases or decrease the carrying values of our assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of financial condition and results of operations

PROPERTY LEASES, OPERATING AGREEMENTS AND TENANT OPERATING STATISTICS

As of January 1, 2004, we owned 286 hotels which are grouped into eight combinations and leased to or managed by separate affiliates of hotel operating companies including InterContinental, Marriott, Host Marriott Corporation, or Host, Barcelo Crestline Corporation, or Barcelo Crestline, Prime, and Homestead.

The tables on the following pages summarize the key terms of our leases and management agreements and include statistics reported to us or derived from information reported to us by our tenants and managers. These statistics include occupancy, average daily rate, or ADR, revenue per available room, or RevPAR, and coverage of our minimum rents or owner's priority returns. We consider these statistics, and the lease or management agreement security features also presented in the tables on the following pages, to be important measures of our tenants' and managers' success in operating our hotels and their ability to make continued payments to us. However, none of this third party reported information is a direct measure of our financial performance.

The following tables summarize the operating statistics, including occupancy, average daily rate, or ADR, and revenue per available room, or RevPAR, reported to us by our hotel operators by lease or management agreement for the periods indicated for the 283 hotels we own which were open for at least one full year as of January 1, 2003:

Lease/Management Agreement	No. of Hotels	No. of Rooms/Suites	2003[1]	2002[1]	Change
ADR					
Host (no. 1)	53	7,610	$ 95.51	$ 97.10	-1.6%
Host (no. 2)	18	2,178	93.32	95.31	-2.1%
Marriott	35	5,382	91.19	90.54	0.7%
Barcelo Crestline	19	2,756	88.44	91.52	-3.4%
InterContinental (no. 1)[2][3]	29	3,533	89.25	93.41	-4.5%
InterContinental (no. 2)[2][3]	76	9,220	54.77	55.45	-1.2%
Prime[3]	35	5,126	70.33	75.12	-6.4%
Homestead	18	2,399	47.72	48.73	-2.1%
Total/Average[2][3]	283	38,204	$ 77.11	$ 79.08	-2.5%
OCCUPANCY					
Host (no. 1)	53	7,610	64.0%	69.3%	-5.3 pt
Host (no. 2)	18	2,178	76.6%	76.1%	0.5 pt
Marriott	35	5,382	73.9%	72.3%	1.6 pt
Barcelo Crestline	19	2,756	69.0%	69.0%	0.0 pt
InterContinental (no. 1)[2][3]	29	3,533	73.9%	73.8%	0.1 pt
InterContinental (no. 2)[2][3]	76	9,220	72.0%	74.9%	-2.9 pt
Prime[3]	35	5,126	67.8%	65.8%	2.0 pt
Homestead	18	2,399	75.9%	74.8%	1.1 pt
Total/Average[2][3]	283	38,204	70.6%	71.7%	-1.1 pt
REVPAR					
Host (no. 1)	53	7,610	$ 61.13	$ 67.29	-9.2%
Host (no. 2)	18	2,178	71.48	72.53	-1.5%
Marriott	35	5,382	67.39	65.46	3.0%
Barcelo Crestline	19	2,756	61.02	63.15	-3.4%
InterContinental (no. 1)[2][3]	29	3,533	65.96	68.94	-4.3%
InterContinental (no. 2)[2][3]	76	9,220	39.43	41.53	-5.1%
Prime[3]	35	5,126	47.68	49.43	-3.5%
Homestead	18	2,399	36.22	36.45	-0.6%
Total/Average[2][3]	283	38,204	$ 54.44	$ 56.70	-4.0%

(1) Includes data for the calendar year indicated, except for our Marriott branded hotels, which include data for the 52 and 53 week periods ended January 2, 2004 and January 3, 2003, respectively.

(2) Includes data for periods prior to our ownership of certain hotels.

(3) Includes data for periods hotels were not operated by the current manager.

Hotel Brand	Courtyard by Marriott®	Residence Inn by Marriott®	Marriott®/ Residence Inn by Marriott®/Courtyard by Marriott®/ TownePlace Suites by Marriott®/SpringHill Suites by Marriott® (1)	Residence Inn by Marriott®/ Courtyard by Marriott®/Townplace Suites by Marriott®/ SpringHill Suites by Marriott®
Property Leases and Operating Agreements				
Number of Hotels	53	18	35	19
Number of Rooms/Suites	7,610	2,178	5,382	2,756
Number of States	24	14	15	14
Tenant	Subsidiary of Host Subleased to Subsidiary of Barcelo Crestline	Subsidiary of Host Subleased to Subsidiary of Barcelo Crestline	Subsidiary of Marriott or our TRS	Subsidiary of Barcelo Crestline
Manager	Subsidiary of Marriott	Subsidiary of Marriott	Subsidiary of Marriott	Subsidiary of Marriott
Investment at December 31, 2003 (000s)(2)	$ 550,915	$ 183,267	$ 453,955	$ 274,222
Security Deposit (000s)	$ 50,540	$ 17,220	$ 36,204	$ 28,508
End of Current Term	2012	2010	2019	2015
Renewal Options(3)	3 for 12 years each	1 for 10 years, 2 for 15 years each	2 for 15 years each	2 for 10 years each
Current Annual Minimum Rent/Return (000s)	$ 54,980	$ 18,308	$ 47,115	$ 28,508
Percentage Rent/Returns(4)	5.0%	7.5%	7.0%	7.0%
Tenant Operating Statistics				
Rent/Return Coverage(5)(6):				
Year ended 12/31/02	1.5x	1.2x	0.9x	0.9x
Year ended 12/31/03	1.0x	1.0x	0.8x	0.7x
Other Security Features	HPT controlled lockbox with minimum balance maintenance requirement; subtenant and subtenant parent minimum net worth requirement.	HPT controlled lockbox with minimum balance maintenance requirement; subtenant and subtenant parent minimum net worth requirement.	Limited guarantee provided by Marriott.	Limited guarantees provided by Barcelo Crestline and Marriott.

(1) At December 31, 2003, 7 of the 35 hotels in this combination were leased to and operated by subsidiaries of Marriott. The remaining 28 hotels were operated by subsidiaries of Marriott under a management contract with our TRS. Marriott's obligations under the lease and the management contracts are subject to cross-default provisions and Marriott has provided us with a limited guarantee of its lease and management obligations, including the obligation to pay minimum rents and returns to us.

(2) Excludes expenditures made from FF&E reserves subsequent to our initial purchase.

(3) Renewal options may be exercised by the tenant or manager for all, but not less than all, of the hotels within each combination of hotels.

(4) Each lease or management contract provides for payment to us of a percentage of increases in total hotel sales over base year levels as additional rent or return.

(5) We define coverage as combined total hotel sales minus all expenses which are not subordinated to minimum payments to us and the required FF&E reserve contributions (which data is provided to us by our tenants or operators), divided by the minimum rent or return payments due to us.

(6) For the hotels managed by Marriott, the data presented is for the comparable fiscal years ended January 3, 2003, and January 2, 2004.

Hotel Brand	Staybridge Suites by Holiday Inn®	Candlewood Suites®	Prime[SM] Hotels and Resorts/ AmeriSuites®	Homestead Studio Suites®	Total/Range/ Average (all investments)
Property Leases and Operating Agreements					
Number of Hotels	31	76	36	18	286
Number of Rooms/Suites	3,782	9,220	5,250	2,399	38,577
Number of States	16	29	19	5	38
Tenant	Our TRS	Our TRS	Our TRS	Subsidiary of BRE/Homestead Village LLC	
Manager	Subsidiary of InterContinental	Subsidiary of InterContinental	Subsidiary of Prime	Subsidiary of BRE/Homestead Village LLC	
Investment at December 31, 2003 (000s)[1]	$ 425,000	$ 590,250	$ 425,920	$ 145,000	$ 3,048,529
Security Deposit (000s)	$ 26,872[2]	–	–	$ 15,960	$ 175,304
End of Current Term	2023	2028	2018	2015	2010-2028 (average 14.6 years)
Renewal Options[3]	2 for 12.5 years each	2 for 15 years each	2 for 15 years each	2 for 15 years each	
Current Annual Minimum Rent/Return (000s)	$ 36,872	$ 60,000	$ 26,000	$ 15,960	$ 287,743
Percentage Rent/Return[4]	7.5%	7.5%	(5)	10.0%	5%-10%
Tenant Operating Statistics					
Rent/Return Coverage[6]:					
Year ended 12/31/02	0.9x	1.1x	1.3x	1.0x	0.9x – 1.5x
Year ended 12/31/03	0.7x	0.9x	1.0x	1.1x	0.7x – 1.1x
Other Security Features	Limited guarantee provided by InterContinental.	Limited guarantee provided by InterContinental.	Limited guarantee provided by Prime.	Homestead parent guarantee and $15,960 letter of credit.	

(1) Excludes expenditures made from FF&E reserves subsequent to our initial purchase where funded by us separately from hotel operations.

(2) Additional security deposit of $10,000 to be funded over the next two years.

(3) Renewal options may be exercised by the tenant or manager for all, but not less than all, of the hotels within each combination of hotels.

(4) Each lease or management contract provides for payment to HPT of a percentage of increases in total hotel sales over base year levels as additional rent or return.

(5) Agreement provides for payment to us of 50% of cash flow after payment of operating costs, funding the capital reserve, payment of our priority return and reimbursement to Prime of working capital and guaranty advances, if any.

(6) We define coverage as combined total hotel sales minus all expenses which are not subordinated to minimum payments to us and the required FF&E reserve contributions (which data is provided to us by our tenants or operators), divided by the minimum rent or return payments due to us. For some combinations, amounts have been calculated using data for periods prior to our ownership of certain hotels and prior to commencement of operating agreements.

SEASONALITY

Our hotels have historically experienced seasonal differences typical of the U.S. hotel industry with higher revenues in the second and third quarters of calendar years compared with the first and fourth quarters. This seasonality is not expected to cause material fluctuations in our income because our contractual lease and management agreements require our tenants/managers to make the substantial portion of our rents and return payments to us in equal amounts throughout a year. Seasonality may affect our hotel operating revenues, but we do not expect seasonal variations to have a material impact upon our financial results of operations or upon our tenants' or operators' ability to meet their contractual obligations to us.

IMPACT OF INFLATION

Inflation might have both positive and negative impacts upon us. Inflation might cause the value of our real estate investments to increase. In an inflationary environment, the percentage rents which we receive based upon a percentage of gross hotel revenues should increase. Offsetting these benefits, inflation might cause our costs of equity and debt capital and other operating costs to increase. An increase in our capital costs or in our operating costs will result in decreased earnings unless it is offset by increased revenues. In periods of rapid inflation, our tenants' or operators' operating costs may increase faster than revenues and this fact may have an adverse impact upon us if our tenants' or operators' operating income from our properties becomes insufficient to pay our rents or returns. To mitigate the adverse impact of increased operating costs at our properties, all of our operating agreements contain security features, such as security deposits and in certain instances, guarantees of our rent or return. To mitigate the adverse impact of increased costs of debt capital in the event of material inflation, we may enter into interest rate hedge arrangements in the future. The decision to enter into these agreements will be based on the amount of floating rate debt outstanding, our belief that material interest rate increases are likely to occur and upon requirements of our borrowing arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2002. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future.

As of December 31, 2003, our outstanding publicly traded debt consisted of four issues of fixed rate, senior unsecured notes:

Principal Balance	Annual Interest Rate	Annual Interest Expense	Maturity	Interest Payments Due
$ 150.0 million	7.000%	$ 10.5 million	2008	Semi-Annually
50.0 million	9.125%	4.6 million	2010	Semi-Annually
125.0 million	6.850%	8.6 million	2012	Semi-Annually
300.0 million	6.750%	20.3 million	2013	Semi-Annually
$ 625.0 million		$ 44.0 million		

No principal repayments are due under these notes until maturity. Because these notes bear interest at fixed rates, changes in market interest rates during the term of this debt will not affect our operating results. If at maturity these notes were refinanced at interest rates which are 10% higher than shown above, our per annum interest cost would increase by approximately $4.4 million. Changes in market interest rates also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt while decreases in market interest rates increase the fair value of our fixed rate debt. Based on the balances outstanding at December 31, 2003, and discounted cash flow analyses a hypothetical immediate 10% change in interest rates would change the fair value of our fixed rate debt obligations by approximately $10.1 million.

Each of our fixed rate unsecured debt arrangements allows us to make repayments earlier than the stated maturity date. We are generally allowed to make prepayments only at face value plus a premium equal to a make-whole amount, as defined, generally designed to preserve a stated yield to the note holder. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing prior to maturity. For example, in 2003 we redeemed at par our $150 million 8.5% senior notes due in 2009. We funded this redemption with cash on hand and proceeds from our issuance of $175 million 6.75% senior notes due in 2013.

We have one mortgage payable secured by a hotel in Wichita, KS, with a fixed rate of 8.3% that matures on July 1, 2011. This note requires principal and interest payments through maturity pursuant to an amortization schedule and contains a provision that allows us to make repayment at a premium to face value after August 1, 2005.

Our revolving credit facility bears interest at floating rates and matures in June 2005. We can extend the maturity for one year for a fee. At December 31, 2003, we had $201 million outstanding and $149 million available for drawing under our revolving credit facility. Repayments under our revolving credit facility may be made at any time without penalty. We borrow in U.S. dollars and borrowings under our revolving bank credit facility are subject to interest at LIBOR plus a premium. Accordingly, we are vulnerable to changes in U.S. dollar based short term interest rates, specifically LIBOR. A change in interest rates would not affect the value of this floating rate debt but would affect our operating results. For example, the interest rate payable on our outstanding indebtedness of $201 million at December 31, 2003, was 2.5% per annum.

The following table presents the impact a 10% change in interest rates would have on floating rate interest expense as of December 31, 2003:

	Impact of Changes in Interest Rates		
	Interest Rate Per Year	Outstanding Debt (dollars in thousands)	Total Interest Expense Per Year (dollars in thousands)
At December 31, 2003	2.5%	$ 201,000	$ 5,025
10% reduction	2.2%	$ 201,000	$ 4,422
10% increase	2.8%	$ 201,000	$ 5,628

The foregoing table shows the impact of an immediate change in floating interest rates. If interest rates were to change gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our revolving bank credit facility.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS ANNUAL REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND FEDERAL SECURITIES LAWS. THESE FORWARD LOOKING STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS REPORT AND INCLUDE STATEMENTS REGARDING OUR INTENT, BELIEF OR EXPECTATION, OR THE INTENT, BELIEF OR EXPECTATION OF OUR TRUSTEES AND OFFICERS WITH RESPECT TO OUR TENANTS' OR OPERATORS' ABILITY TO PAY RENT OR RETURNS TO US, OUR ABILITY TO PURCHASE ADDITIONAL PROPERTIES, OUR INTENT TO IMPROVE AND MODERNIZE OUR PROPERTIES, OUR ABILITY TO PAY INTEREST AND DEBT PRINCIPAL AND MAKE DISTRIBUTIONS, OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS, OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OUR ABILITY TO APPROPRIATELY BALANCE THE USE OF DEBT AND EQUITY AND TO RAISE CAPITAL AND OTHER MATTERS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. HOWEVER, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION, THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS (INCLUDING PREVAILING INTEREST RATES) ON US AND OUR TENANTS, COMPLIANCE WITH AND CHANGES TO LAWS AND REGULATIONS AFFECTING THE REAL ESTATE AND HOTEL INDUSTRIES, CHANGES IN FINANCING TERMS, AND COMPETITION WITHIN THE REAL ESTATE AND HOTEL INDUSTRIES. FOR EXAMPLE: IF HOTEL ROOM DEMAND CONTINUES AT ITS CURRENT DEPRESSED LEVEL, THE OPERATING RESULTS OF OUR HOTELS MAY DECLINE; THE FINANCIAL RESULTS OF OUR TENANTS AND OPERATORS MAY DECLINE; AND OUR TENANTS AND OPERATORS MAY BE UNABLE TO PAY OUR RENTS OR RETURNS. ALSO, WE MAY BE UNABLE TO IDENTIFY PROPERTIES WHICH WE WANT TO BUY OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES OR LEASE TERMS FOR NEW PROPERTIES. THESE UNEXPECTED RESULTS COULD OCCUR DUE TO MANY DIFFERENT REASONS, SOME OF WHICH, SUCH AS CHANGES IN OUR TENANTS' OR OPERATORS' COSTS OR REVENUES OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY, ARE BEYOND OUR CONTROL. THE INFORMATION CONTAINED IN THIS ANNUAL REPORT, INCLUDING THE INFORMATION UNDER THE HEADING "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES. FORWARD LOOKING STATEMENTS ARE ONLY EXPRESSIONS OF OUR PRESENT EXPECTATIONS AND INTENTIONS. FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

WE UNDERTAKE NO OBLIGATION TO RELEASE PUBLICLY THE RESULT OF ANY REVISION TO THESE FORWARD LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURANCE OF UNANTICIPATED EVENTS.

REPORT OF INDEPENDENT AUDITORS

TO THE TRUSTEES AND SHAREHOLDERS OF HOSPITALITY PROPERTIES TRUST:

We have audited the accompanying consolidated balance sheets of Hospitality Properties Trust as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Hospitality Properties Trust as of December 31, 2001, and for the year then ended, were audited by other auditors who have ceased operations and whose report dated January 15, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hospitality Properties Trust at December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Boston, Massachusetts
February 23, 2004
Except for Note 11, as to which the date is
March 10, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE TRUSTEES AND SHAREHOLDERS OF HOSPITALITY PROPERTIES TRUST:

We have audited the accompanying consolidated balance sheet of Hospitality Properties Trust and subsidiaries (a Maryland real estate investment trust) (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hospitality Properties Trust and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Vienna, Virginia
January 15, 2002

Note:
This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Hospitality Properties Trust and subsidiaries Annual Report for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this Annual Report.

CONSOLIDATED BALANCE SHEET

(dollars in thousands, except share data)

	As of December 31, 2003	As of December 31, 2002
ASSETS		
Real estate properties, at cost:		
Land	$ 461,631	$ 376,089
Buildings, improvements and equipment	2,717,876	2,386,233
	3,179,507	2,762,322
Accumulated depreciation	(494,299)	(425,910)
	2,685,208	2,336,412
Cash and cash equivalents	6,428	7,337
Restricted cash (FF&E escrow)	55,755	46,807
Other assets, net	14,210	13,200
	$ 2,761,601	$ 2,403,756
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 201,000	$ –
Senior notes, net of discounts	621,245	473,965
Mortgage payable	3,881	–
Security and other deposits	175,304	269,918
Dividends payable	45,063	–
Accounts payable and other	68,244	12,742
Due to affiliate	1,336	2,111
Total liabilities	1,116,073	758,736
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest, no par value, 100,000,000 shares authorized:		
Series A preferred shares; 9 1/2% cumulative redeemable; 3,000,000 shares issued and outstanding, aggregate liquidation preference $75,000	72,207	72,207
Series B preferred shares; 8 7/8% cumulative redeemable; 3,450,000 shares issued and outstanding, aggregate liquidation preference $86,250	83,306	83,306
Common shares of beneficial interest; $0.01 par value; 100,000,000 shares authorized, 62,587,079 and 62,547,348 shares issued and outstanding, respectively	626	625
Additional paid-in capital	1,669,411	1,668,230
Cumulative net income	954,078	715,865
Cumulative preferred distributions	(40,092)	(26,481)
Cumulative common distributions	(1,094,008)	(868,732)
Total shareholders' equity	1,645,528	1,645,020
	$ 2,761,601	$ 2,403,756

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share data)

	Year Ended December 31,		
	2003	2002	2001
REVENUES:			
Rental income:			
Minimum rent	$ 216,125	$ 245,197	$ 236,876
Percentage rent	1,128	2,291	3,414
	217,253	247,488	240,290
Hotel operating revenues	209,299	79,328	37,982
FF&E reserve income	18,335	21,600	24,652
Interest income	398	290	953
Gain on lease terminations	107,516	–	–
Total revenues	552,801	348,706	303,877
EXPENSES:			
Hotel operating expenses	145,863	50,515	24,375
Interest (including amortization of deferred financing costs of $2,536, $2,650 and $2,417, respectively)	44,536	42,424	41,312
Depreciation and amortization	104,807	96,474	91,395
General and administrative	16,800	15,491	14,839
Loss on early extinguishment of debt	2,582	1,600	–
Total expenses	314,588	206,504	171,921
Net income	238,213	142,202	131,956
Preferred distributions	14,780	7,572	7,125
Net income available for common shareholders	$ 223,433	$ 134,630	$ 124,831
Weighted average common shares outstanding	62,576	62,538	58,986
Basic and diluted earnings per common share:			
Net income available for common shareholders	$ 3.57	$ 2.15	$ 2.12

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in thousands, except share data)

	Preferred Shares					Common Shares					
	Series A		Series B								
	Number of Shares	Preferred Shares	Number of Shares	Preferred Shares	Cumulative Preferred Distributions	Number of Shares	Common Shares	Cumulative Common Distributions	Additional Paid-In Capital	Cumulative Net Income	Total
Balance at December 31, 2000	3,000,000	$ 72,207	–	$ –	$ (12,231)	56,472,512	$ 565	$ (526,284)	$ 1,506,976	$ 441,707	$ 1,482,940
Issuance of shares, net	–	–	–	–	–	6,000,000	60	–	159,250	–	159,310
Common share grants	–	–	–	–	–	43,428	–	–	1,030	–	1,030
Net income	–	–	–	–	–	–	–	–	–	131,956	131,956
Distributions	–	–	–	–	(7,125)	–	–	(163,592)	–	–	(170,717)
Balance at December 31, 2001	3,000,000	72,207	–	–	(19,356)	62,515,940	625	(689,876)	1,667,256	573,663	1,604,519
Issuance of shares, net	–	–	3,450,000	83,306	–	–	–	–	–	–	83,306
Common share grants	–	–	–	–	–	31,408	–	–	974	–	974
Net income	–	–	–	–	–	–	–	–	–	142,202	142,202
Distributions	–	–	–	–	(7,125)	–	–	(178,856)	–	–	(185,981)
Balance at December 31, 2002	3,000,000	72,207	3,450,000	83,306	(26,481)	62,547,348	625	(868,732)	1,668,230	715,865	1,645,020
Common share grants	–	–	–	–	–	39,731	1	–	1,181	–	1,182
Net income	–	–	–	–	–	–	–	–	–	238,213	238,213
Distributions	–	–	–	–	(13,611)	–	–	(225,276)	–	–	(238,887)
Balance at December 31, 2003	3,000,000	$ 72,207	3,450,000	$ 83,306	$ (40,092)	62,587,079	$ 626	$(1,094,008)	$ 1,669,411	$ 954,078	$ 1,645,528

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 238,213	$ 142,202	$ 131,956
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	104,807	96,474	91,395
Non-cash portion of gain on lease terminations	(104,951)	–	–
Amortization of deferred financing costs as interest	2,536	2,650	2,417
Non-cash rental income	(6,719)	–	–
FF&E reserve income and deposits	(25,248)	(25,710)	(26,540)
Loss on early extinguishment of debt	2,582	1,600	–
Changes in assets and liabilities:			
Increase in other assets	(1,339)	(762)	(498)
Increase (decrease) in accounts payable and other	9,485	(7,222)	4,926
Increase in due to affiliate	39	1,013	1,706
Cash provided by operating activities	219,405	210,245	205,362
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions	(388,482)	(148,246)	(185,799)
Increase in security and other deposits	16,872	5,935	6,606
Cash used in investing activities	(371,610)	(142,311)	(179,193)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of preferred shares, net	–	83,306	–
Proceeds from issuance of common shares, net	–	–	159,310
Debt issuance, net of discount	296,997	124,106	–
Repayment of senior notes	(150,000)	(115,000)	–
Draws on revolving credit facility	391,000	295,000	150,000
Repayments of revolving credit facility	(190,000)	(295,000)	(150,000)
Deferred finance costs paid	(2,877)	(5,990)	(401)
Distributions to preferred shareholders	(13,611)	(7,125)	(7,125)
Distributions to common shareholders	(180,213)	(178,856)	(163,592)
Cash provided by (used in) financing activities	151,296	(99,559)	(11,808)
(Decrease) increase in cash and cash equivalents	(909)	(31,625)	14,361
Cash and cash equivalents at beginning of period	7,337	38,962	24,601
Cash and cash equivalents at end of period	$ 6,428	$ 7,337	$ 38,962
SUPPLEMENTAL INFORMATION:			
Cash paid for interest	$ 34,929	$ 36,079	$ 39,025
Non-cash operating activities:			
Property transferred in lease default	18,094	–	–
FF&E reserves retained in lease default	14,615	–	–
Security and other deposits retained in lease default	118,736	–	–
Non-cash investing and financing activities:			
Property managers deposits in FF&E reserve	22,679	23,745	23,521
Purchases of fixed assets with FF&E reserve	(53,337)	(18,816)	(14,102)

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share data)

1. ORGANIZATION

Hospitality Properties Trust, or HPT, is a real estate investment trust organized on February 7, 1995, under the laws of the State of Maryland, which invests in hotels. At December 31, 2003, HPT, directly and through subsidiaries, owned 286 properties.

The properties of HPT and its subsidiaries are operated by companies unaffiliated with HPT: Host Marriott Corporation, or Host; Marriott International, Inc., or Marriott; InterContinental Hotels Group, PLC, or InterContinental; Barcelo Crestline Corporation, or Barcelo Crestline; Prime Hospitality Corporation, or Prime; and BRE/Homestead Village LLC, or Homestead. Hereinafter these hotel operators are sometimes referred to as Lessees and/or Managers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation. These consolidated financial statements include the accounts of HPT and its subsidiaries, all of which are 100% owned directly or indirectly by HPT. All intercompany transactions and balances have been eliminated.

Real Estate Properties. Real estate properties are recorded at cost. For real estate acquired subsequent to June 1, 2001, the effective date of Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations, we allocate the value of real estate acquired among building, land, furniture, fixtures and equipment, and, if applicable, the value of in-place leases, the fair market value of above or below market leases and customer relationships. Depreciation on real estate properties is recognized on a straight-line basis over estimated useful lives of up to 40 years for buildings and improvements and up to 12 years for personal property. The value of intangible assets is amortized over the term of the associated lease.

Management regularly evaluates whether events or changes in circumstances have occurred that could indicate an impairment in the value of long-lived assets. If there is an indication that the carrying value of an asset is not recoverable, management estimates the projected undiscounted cash flows of the related properties to determine if an impairment loss should be recognized. The amount of impairment loss is determined by comparing the historical carrying value of the asset to its estimated fair value. Estimated fair value is determined through an evaluation of recent financial performance and projected discounted cash flows of properties using standard industry valuation techniques. In addition to consideration of impairment upon the events or changes in circumstances described above, management regularly evaluates the remaining lives of its long-lived assets. If estimated lives are changed, the carrying value of affected assets is allocated over the remaining lives.

Cash and Cash Equivalents. Highly liquid investments with original maturities of three months or less at date of purchase are considered to be cash equivalents. The carrying amount of cash and cash equivalents is equal to its fair value.

Restricted Cash. Restricted cash consists of amounts escrowed to fund periodic renovations and improvements at our hotels.

Deferred Financing Costs. Costs incurred to borrow are capitalized and amortized over the term of the related borrowing. Deferred financing costs were $6,487 and $8,445 at December 31, 2003 and 2002, respectively, net of accumulated amortization of $4,389 and $3,980, respectively, and are included in other assets, net in the accompanying consolidated balance sheet.

Revenue Recognition. Rental income from operating leases is recognized on a straight line basis over the life of the lease agreements. Percentage rent is recognized when all contingencies are met and rent is earned. Some of our leases provide that FF&E reserve escrows are owned us. Other leases provide that FF&E reserve escrows are owned by the tenant and we have a security and remainder interest in the escrow account. When we own the escrow account, generally accepted accounting principles require that payments into the escrow be reported as additional rent. When we have a security and remainder interest in the escrow account, deposits are not included in revenue.

We report hotel operating revenues for managed hotels in our statement of income. Hotel operating revenues, consisting primarily of room sales and sales of food, beverages and telephone services are generally recognized when services are performed.

Per Common Share Amounts. Per common share amounts are computed using the weighted average number of common shares outstanding during the period. We have no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

(dollars in thousands, except per share data)

Reclassifications. Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

Income Taxes. We are a real estate investment trust under the Internal Revenue Code of 1986, as amended. We are not subject to Federal income taxes on our net income provided we distribute our taxable income to our shareholders and meet certain other requirements. The characterization of the distributions paid in 2003, 2002 and 2001 was 100.0%, 74.5% and 85.9% ordinary income, respectively, and 0.0%, 25.5% and 14.1% return of capital, respectively.

As permitted by the REIT Modernization Act, or RMA, beginning in 2001 we formed so-called taxable REIT subsidiaries, or TRS, to act as lessees for some of our hotels. The hotels leased to these subsidiaries are operated by independent third party managers. For federal income tax purposes, these subsidiaries are taxable entities separate from our other subsidiaries, which are generally not subject to federal taxes, as described above. The income realized by our TRS in excess of the rent it pays to us will be subject to income tax at corporate rates. During 2003, 2002 and 2001, our taxable REIT subsidiaries had taxable income (losses) of ($8,945), $192 and zero, respectively. Because our taxable REIT subsidiaries have a short operating history during which they have generated little, if any, taxable income, there is no assurance that we will be able to realize the future benefit of the 2003 losses. Accordingly, we have fully reserved the value of our deferred tax assets. The total net operating loss carry-forward for federal income tax purposes is $8,753 at December 31, 2003.

New Accounting Pronouncements. In April 2002 the Financial Accounting Standards Board, or FASB, issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", or FAS 145. The provisions of this standard eliminate the requirement that a gain or loss from the extinguishment of debt be classified as an extraordinary item, unless it can be considered unusual in nature and infrequent in occurrence. We implemented FAS 145 on January 1, 2003. Upon implementation, we reclassified all extraordinary gains or losses from debt extinguishments in 2002 and prior as ordinary income/loss from operations.

In January 2003, the Financial Accounting Standards Board, issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46, that was effective for all enterprises with variable interest entities created after January 31, 2003. In December 2003, FASB issued a revised FIN 46 which provided for the deferral of the effective date of the interpretation to January 1, 2004, for variable interest entities created prior to January 31, 2003. We did not deconsolidate any previously consolidated entity as a result of adopting FIN 46 in 2003. In the first quarter of 2004, we will be required to complete our FIN 46 evaluation of two additional TRS entities that we currently consolidate.

3. SHAREHOLDERS' EQUITY

We have reserved an aggregate of 3,128,791 shares of our common shares to be issued under the terms of the 1995 Incentive Share Award Plan and the 2003 Incentive Share Award Plan, collectively referred to as the Award Plans. During the year ended December 31, 2003, 11,000 common shares were awarded to our officers and certain employees of our investment manager pursuant to these plans. In addition, our independent trustees are each awarded 300 common shares annually as part of their annual fees. The shares awarded to the trustees vest immediately. The shares awarded to our officers and certain employees of our investment manager vest over a three-year period. At December 31, 2003, 2,896,479 of our common shares remain reserved for issuance under the Award Plans.

Each of our 3,000,000 outstanding Series A cumulative redeemable preferred shares has a distribution rate of $2.375 per annum, payable in equal quarterly amounts, and a liquidation preference of $25 ($75,000 in aggregate). Series A preferred shares are redeemable at our option for $25 each plus accrued and unpaid distributions at any time on or after April 12, 2004.

Each of our 3,450,000 Series B cumulative redeemable preferred shares has a distribution rate of $2.21875 per annum, payable in equal quarterly amounts, and a liquidation preference of $25 ($86,250 in aggregate). Series B preferred shares are redeemable at our option for $25 each plus accrued and unpaid distributions at any time on or after December 10, 2007.

4. LEASES AND MANAGEMENT AGREEMENTS

As of January 1, 2004, each of our 286 hotels is included in one of eight combinations of hotels and either leased to our TRS and managed by an independent hotel operating company or leased to a third party; we do not operate hotels. At January 1, 2004, we have 171 managed hotels and 115 leased hotels. Our agreements have initial terms expiring between 2010 and 2028. Each of these agreements is for a combination or pool of between 18 and 76 of our properties. The agreements contain renewal options for all, but not less than all, of the affected properties, and the renewal terms total 20 to 45 years. Each agreement requires the third party lessee or manager to: (i) make payments to us of minimum rents or returns; (ii) deposit a percentage of total hotel sales into reserves established for the regular refurbishment of our hotels, or FF&E reserves; and (iii) make payments to us of additional rent or returns equal to 5%-10% of increases in gross hotel revenues over threshold amounts and/or, in certain circumstances, make payments to us of additional returns based on increases in hotel operating income. Some of the third party lessees or managers have provided deposits or guarantees to us to secure their obligation to pay our rent or returns.

(dollars in thousands, except per share data)

One agreement, as of December 31, 2003, includes 28 hotels operated by affiliates of Marriott under long term management contracts which are leased to our TRS. These hotels are pooled with seven other hotels that continue to be leased by Marriott until it elects to operate them under the management arrangement. Each of these seven hotels will begin to be leased to our TRS and managed by Marriott prior to June 30, 2004.

Our leases and management agreements provide for minimum rents or priority return payments to be received by us during the remaining initial terms as follows:

	Total Minimum Lease Payments from Third Parties	Total Owner's Priority Payments Under Management Agreements with Third Parties
2004	$ 117,756	$ 169,987
2005	117,756	169,987
2006	117,756	169,987
2007	117,756	169,987
2008	117,756	169,987
Thereafter	567,814	2,531,340
	$ 1,156,594	$ 3,381,275

As of December 31, 2003, the average remaining initial terms of our leases and management agreements, weighted based on minimum rents or priority return payments from third parties, was approximately 15.3 years, and the weighted average remaining total term, including renewal options which may be exercised, was 53 years.

5. REAL ESTATE PROPERTIES

Our real estate properties, at cost, consisted of land of $461,631, buildings and improvements of $2,352,107 and furniture, fixtures and equipment of $365,769, as of December 31, 2003; and land of $376,089, buildings and improvements of $2,086,787 and furniture, fixtures and equipment of $299,446, as of December 31, 2002. During 2003, 2002, and 2001, we purchased 35, 21, and 8 properties, respectively, for aggregate purchase prices of $347,007, $145,000, and $185,487 excluding closing costs, respectively. As of December 31, 2003, we owned 286 hotel properties. During 2003, 2002, and 2001, we invested $33,905, $3,274, and $2,507 respectively, in our existing hotels in excess of amounts funded from FF&E reserves. As a result of these additional investments, tenant obligations to us for annual minimum rents or priority return payments increased $3,391, $327 and $251 in 2003, 2002 and 2001 respectively.

At December 31, 2003, nine of our hotels were on leased land. The remaining term of each ground lease (including renewal options) is in excess of 55 years, and the ground lessors are unrelated to us. Ground rent payable under the nine ground leases is generally calculated as a percentage of hotel revenues. Seven of the nine ground leases require minimum annual rent ranging from approximately $102 to $256 per year; and minimum rent under two ground leases has been pre-paid. Under the terms of our leases and management agreements, payment of ground lease obligations are made by our tenants or managers. Future minimum annual rent payments due under the ground leases are $1,119 for 2004-2008 and total $14,612 for all years thereafter.

6. INDEBTEDNESS

At December 31, 2003, funded indebtedness was as follows:

	As of December 31,	
	2003	2002
Senior Notes due 2008 at 7%	$ 150,000	$ 150,000
Senior Notes due 2009 at 8.5%	–	150,000
Senior Notes due 2010 at 9.125%	50,000	50,000
Senior Notes due 2012 at 6.85%	125,000	125,000
Senior Notes due 2013 at 6.75%	300,000	–
Unamortized discounts	(3,755)	(1,035)
Total unsecured senior notes	621,245	473,965
Unsecured revolving credit facility	201,000	–
Mortgage payable due 2011 at 8.3%	3,881	–
	$ 826,126	$ 473,965

(dollars in thousands, except per share data)

On January 24, 2003, we issued $175,000 of 6.75% senior notes due 2013. Net proceeds after underwriting and other offering expenses, were $172,578. On September 9, 2003, we issued an additional $125,000 aggregate principal of the 6.75% senior notes due 2013. Net proceeds after underwriting and other offering expenses, were $121,542.

On February 18, 2003, we redeemed at par plus accrued interest, all of the outstanding 8.5% Senior Notes due 2009. In connection with this early repayment, we recognized a charge to ordinary operations for the write off of unamortized debt issuance cost of approximately $2,582. All of our other senior notes are prepayable at any time prior to their maturity date at par plus accrued interest plus a premium equal to a make-whole amount, as defined, generally designed to preserve a stated yield to the noteholder. Interest on all of our senior notes is payable semi-annually in arrears.

We maintain a revolving credit facility with a group of commercial banks. Our credit facility matures in June 2005 and may be extended at our option to June 2006 upon our payment of an extension fee. Borrowings under the credit facility can be up to $350,000 and the credit facility includes a feature under which the maximum amount available for borrowing may be expanded to $700,000, in certain circumstances. Borrowings under our credit facility are unsecured. Funds may be drawn, repaid and redrawn until maturity, and no principal repayment is due until maturity. Interest on borrowings under the credit facility is payable at a spread above LIBOR. As of December 31, 2003, we had $201,000 outstanding on our facility which bears interest at 2.5% and $149,000 was available for draw. During 2003, 2002 and 2001, the weighted average interest rate on the amounts outstanding under our revolving credit facility was 2.5%, 3.0% and 5.5%, respectively.

Our revolving credit agreement and note indenture and its supplements contain financial covenants which, among other things, restrict our ability to incur indebtedness and require us to maintain financial ratios and a minimum net worth. We were in compliance with these covenants during the periods presented.

As of December 31, 2003 and 2002, the estimated aggregate market values of our indebtedness were as follows:

	As of December 31,	
	2003	2002
Revolving credit facility at 2.5%	$ 201,000	$ –
Senior Notes, due 2008 at 7%	161,212	167,392
Senior Notes, due 2009 at 8.5%	–	151,498
Senior Notes, due 2010 at 9.125%	58,593	59,365
Mortgage Note, due 2011 at 8.3%	3,881	–
Senior Notes, due 2012 at 6.85%	130,590	130,736
Senior Notes, due 2013 at 6.75%	333,082	–
	$ 888,358	$ 508,991

7. TRANSACTIONS WITH AFFILIATES

Reit Management & Research LLC, or RMR, provides investment, management and administrative services for us. Our contract with RMR for such services continues from year to year, and currently extends to December 31, 2004. This contract is subject to the annual review and approval of our independent trustees. RMR is compensated at an annual rate equal to 0.7% of our average real estate investments, as defined, up to the first $250,000 of such investments and 0.5% thereafter plus an incentive fee based upon increases in cash available for distribution per share, as defined. Advisory fees excluding incentive fees earned for the years ended 2003, 2002 and 2001 were $14,540, $13,601 and $12,702, respectively. Incentive advisory fees are paid in restricted common shares based on a formula. Incentive advisory fees accrued for the years ended 2003, 2002 and 2001 were $0, $938 and $619, respectively. We issued zero, 27,577 and 21,658 restricted common shares in satisfaction of the 2003, 2002 and 2001 incentive fees, respectively. As of December 31, 2003, RMR and its affiliates owned 485,689 of our common shares. RMR is owned by Gerard M. Martin and Barry M. Portnoy, who also serve as our managing trustees.

In October 2003, we entered into an agreement between us and HRPT, pursuant to which we agreed to file a registration statement with respect to our shares held by HRPT and use reasonable efforts to effect the registration of those shares. HRPT paid the expenses of this registration. The registration statement became effective October 24, 2003.

(dollars in thousands, except per share data)

8. CONCENTRATION

At December 31, 2003, our 286 hotels contained 38,577 rooms and were located in 38 states in the United States, with between 5% and 13% of our hotels, by investment, in each of California, Texas, Virginia, Georgia, Florida, and New Jersey.

All of our third party tenants or operators are subsidiaries of other companies. The percentage of our minimum rent and priority return payments for each combination of hotels is shown below as of December 31, 2003.

Leesee/Manager is a Subsidiary of:	Number of Properties	Minimum Rent/Priority Return	% of Total
InterContinental (no. 2)	76	$ 60,000	21%
Host (no. 1)	53	54,980	19%
Marriott	35	47,115	16%
InterContinental (no. 1)	31	36,872	13%
Barcelo Crestline	19	28,508	10%
Prime	36	26,000	9%
Host (no. 2)	18	18,308	6%
Homestead	18	15,960	6%
Total	286	$287,743	100%

Payments due to us under some of our leases and management agreements are supported by guarantees. The guarantee provided by Marriott is limited, in the case of 35 hotels, to $48,300 ($29,854 remaining at December 31, 2003). The guarantee provided by Marriott and Barcelo Crestline is limited, in the case of 19 hotels, to $31,175 ($19,362 remaining at December 31, 2003). These guarantees expire in December 2005 and June 2005, respectively, or earlier if and when the related hotels reach negotiated financial results. The guarantee provided by Prime, which begins on January 1, 2004, is limited to $30,000. The two guarantees provided by InterContinental for 76 hotels and 31 hotels are limited to $50,000 ($50,000 remaining at December 31, 2003) and $70,000 ($65,997 remaining at December 31, 2003), respectively, and expire if and when the leased hotels reach negotiated financial results. The guarantee provided by Homestead expires if and when the leased hotels achieve negotiated financial results.Each of our hotels is combined with other hotels as part of a single lease or management agreement as described above. Operating results at some of our managed hotels generated net operating results that were $6,922, $5,822, and $1,957 less than the guaranteed owner's priority return in 2003, 2002 and 2001, respectively. These amounts have been paid by the guarantors and are reflected as a reduction of hotel operating expenses in our consolidated statement of income as they were funded by our managers.

9. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues[(1)]	$ 89,039	$ 101,314	$ 124,863	$ 237,585
Net income available for common shareholders[(1)]	28,907	26,887	27,202	140,437
Net income available for common shareholders per share[(1)(2)]	.46	.43	.43	2.24
Distributions per common share[(3)]	.72	.72	.72	.72

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 81,934	$ 88,115	$ 89,821	$ 88,836
Net income available for common shareholders	31,550	33,709	32,864	36,507
Net income available for common shareholders per share	.50	.54	.53	.58
Distributions per common share[(3)]	.71	.72	.72	.72

(1) Fourth quarter 2003 includes $107,516 gain on lease terminations.

(2) The sum of per common share amounts for the four quarters differs from annual per share amounts due to the required method of computing weighted average number of shares in interim periods and rounding.

(3) Amounts represent distributions declared with respect to the periods shown. Distributions are generally paid in the quarterly period following the quarterly period to which they relate.

(dollars in thousands, except per share data)

10. LEASE TERMINATIONS

On December 22, 2003, we entered an agreement with Wyndham settling all outstanding claims arising from its lease defaults on April 1, 2003. This agreement provided for our retention of security and capital reserve deposits, the transfer to us of real and personnel property and other matters. We recorded a gain of $57,867 in connection with this agreement.

On December 31, 2003, we completed several agreements including the termination of our lease with Candlewood for 64 hotels. This agreement provided for our retention of a security deposit and capital improvements escrow, the transfer to us of real and personnel property and other matters. We recorded a gain of $49,649 in connection with this agreement.

Upon effectiveness of our new management agreement with Prime on January 1, 2004, we settled all our outstanding claims with Prime arising from its lease default, including our retention of the security, guarantee and FF&E reserve deposits totaling approximately $46,346. This agreement requires that $6,719 of the security deposit be applied to pay the difference between Prime's contractual rent obligations and the cash rent received from Prime from July 1, 2003 to December 31, 2003; and this amount was recorded as rental income in the 2003 fourth quarter. Pursuant to generally accepted accounting principles, the balance of the retained deposits and the value of other property received from Prime, totaling approximately $40,943, will be amortized into our income during the initial term of Prime's new management contract for the affected hotels.

11. SUBSEQUENT EVENTS

On February 23, 2004, we sold 4,000,000 of our common shares of beneficial interest at $43.93 per share in a public offering. As part of this offering we granted the underwriters a 30-day option to buy an additional 600,000 common shares of beneficial interest to cover over allotments which they exercised on March 8, 2004. Net proceeds after underwriting and other offering expenses, were $192,684. These proceeds were used to reduce borrowings outstanding under our revolving credit facility.

On March 10, 2004, we announced that we will redeem all of our outstanding 9½% Series A cumulative redeemable preferred shares at the stated liquidation preference price of $25 per share plus accrued and unpaid dividends. This redemption is expected to occur on or about April 12, 2004. We expect to fund this redemption with borrowings under our revolving credit facility.

THIS PAGE INTENTIONALLY LEFT BLANK.

CORPORATE INFORMATION

EXECUTIVE OFFICES

Hospitality Properties Trust
400 Centre Street
Newton, Massachusetts 02458
(617) 964-8389
www.hptreit.com

OFFICERS

John G. Murray
President,
Chief Operating Officer
and Secretary

Mark L. Kleifges
Treasurer and
Chief Financial Officer

Ethan S. Bornstein
Vice President

BOARD OF TRUSTEES

INVESTMENT MANAGER

Reit Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT AUDITORS

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL

Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
(800) 426-5523
www.equiserve.com

SENIOR NOTES TRUSTEE AND REGISTRAR

U.S. Bank National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING

Our annual meeting of shareholders will be held on Tuesday, May 11, 2004, 1:30 P.M. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

STOCK MARKET DATA

Our common shares of beneficial interest are traded on the NYSE under the symbol HPT. The following table sets forth the high and low closing prices of our common shares in 2002 and 2003 as reported on the NYSE composite tape:

Quarter Ended	High	Low
March 31, 2002	$ 34.80	$ 29.07
June 30, 2002	36.50	33.09
September 30, 2002	36.36	28.02
December 31, 2002	35.20	30.30
March 31, 2003	$ 35.65	$ 29.52
June 30, 2003	32.82	27.89
September 30, 2003	35.08	29.85
December 31, 2003	42.08	35.15

As of March 16, 2004, there were 1,173 holders of record of our common shares and we estimate that as of such date there were in excess of 84,000 beneficial owners of our common shares.

The closing price for our common shares as reported on the NYSE composite tape on March 16, 2004, was $43.57.

AVAILABLE INFORMATION

A copy of our 2003 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.hptreit.com or by writing to Investor Relations at the executive offices address.

DEAR SHAREHOLDER,

Hospitality Properties Trust ("HPT") offers a Dividend Reinvestment and Cash Purchase Plan ("Plan") to shareholders of HPT that provides a prompt and simple way to reinvest their dividends in common shares of beneficial interest ("Shares") of HPT, as well as to purchase additional Shares of HPT.

If you own Shares in your own name, you can participate directly in the Plan. If you own Shares that are held in the name of a brokerage firm, bank or other nominee, you should instruct your nominee to participate on your behalf. If you choose to participate in the Plan, your dividends will be promptly invested for you, automatically increasing your holding in HPT. All reinvestments are in full and fractional Shares carried to three decimal places. In addition to reinvestment of dividends, participants have the option to purchase up to $10,000 in additional Shares of HPT each fiscal quarter. Shares purchased upon exercise of this voluntary purchase option are added to a participant's Plan account. There is no charge to participants for reinvesting dividends or purchasing Shares. The Plan agent's service fees and brokerage charges are paid by HPT except for withdrawal from the Plan.

If you would like to receive more information about the Plan and an enrollment form, return this card with your name and address:

NAME: ____________________

ADDRESS: ____________________

____

CITY: ____________________ STATE: ______ ZIP: ______

HOSPITALITY PROPERTIES TRUST

400 CENTRE STREET
NEWTON, MASSACHUSETTS 02458-2076
(617) 964-8389

3542-AR-04

Please
Place Stam
Here.

HOSPITALITY PROPERTIES TRUST
Attn: Investor Relations
400 Centre Street
Newton, Massachusetts 02458